SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

  As at June 6, 2003

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

  Date: June 6, 2003

* Print the name and title of the signing officer under his signature.

Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

GREAT BASIN ADVANCING BURNSTONE GOLD PROJECT

June 6, 2003 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSXV-GBG; OTC.BB-GBGLF) is pleased to announce that Great Basin has successfully completed its Area 1 drilling program at the Burnstone Project in the Witwatersrand goldfield of South Africa. Drills are now moving to Area 2, as part of the Company's next phase program.

The Area 1 program was designed to increase the density of holes and category of the mineral resource prior to the commencement of studies for a large gold mining operation. Forty core holes have been completed, with the results demonstrating good continuity in grade and thickness of the mineralization in the Area 1 deposit. Once the database is updated with assay information, the mineral resource in Area 1 will be re-estimated and announced. Great Basin has engaged the well-known North American engineering firm, Behre Dolbear and Company to complete the resource estimate. Behre Dolbear was involved in the due diligence assessment of the Burnstone property in 2002, and assisted in defining the parameters for the Area 1 and Area 2 programs.

Great Basin also recently commissioned engineering firm SRK Turgis (Pty) Ltd. to conduct detailed engineering studies and cost estimates for an underground development of the Area 1 deposit. The Company's current US$2.95 million program also includes 10,000 metres of core drilling in Area 2. The objective of the Area 2 program is to increase drill density and confirm the status of the mineral resource in order to integrate Area 2 into the development plans for Burnstone. Later, drill testing will also be initiated on other target areas on the extensive property.

The Burnstone gold property is located approximately 80 kilometres southeast of Johannesburg, near the town of Balfour. Great Basin can purchase up to 100% of Southgold Exploration (Pty) Ltd., which has the right to acquire the Burnstone property. Mineral resources have been outlined in two areas on the property, and details of the prior estimates for Areas 1 and 2 are included in Great Basin's news release of November 5, 2002. Interim results of drilling in Area 1 were discussed in the Company's news release of April 9, 2003. Technical Reports associated with these news releases are filed on www.sedar.com.

For copies of the news releases mentioned above and additional details on the Burnstone Gold Property, please visit the Great Basin website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.